

WOBD, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

WOBD, LLC

DECEMBER 31, 2022 and 2021

TABLE OF CONTENTS

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2022_____ AND ENDING _____12/31/2022_____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____WOBD, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4960 EAST DUBLIN GRANVILLE ROAD, SUITE 500
                              (No. and Street)

WESTERVILLE	OH	43081
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL J. MENZER	614-741-7790	MMENZER@WHITEOAKPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CLARK, SCHAEFER, HACKETT & CO.
(Name – if individual, state last, first, and middle name)

1 East Fourth St - Ste 1200	CINCINNATI	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	539
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___MICHAEL J. MENZER,_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____WOBD, LLC_____, as of ____DECEMBER 31_____, 2_022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

CEO AND GENERAL MANAGER

Cynthia A. Woolard
Notary Public



CYNTHIA A. WOOLARD
Notary Public, State of Ohio
My Commission Expires 08-21-27

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WOBD, LLC
Westerville, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of WOBD, LLC as of December 31, 2022 and 2021, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements") In our opinion, the financial statements present fairly, in all material respects, the financial position of WOBD, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WOBD, LLC's management. Our responsibility is to express an opinion on WOBD, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WOBD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audits of WOBD, LLC's financial statements. The supplemental information is the responsibility of WOBD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark Schaefer Hackett & Co.

We have served as WOBD, LLC's auditors since 2017.

Cincinnati, Ohio
February 28, 2023

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2022 and 2021

		2022		2021
ASSETS				
Cash	$	161,783	$	775,338
Prepaid expenses		9,133		9,055
Deposits		7,686		5,234
Equipment, net of accumulated depreciation				
of $4,300 and $3,798, respectively		-		502
	$	178,602	$	790,129
LIABILITIES AND MEMBER'S EQUITY				
LIABILITIES				
Accounts payable	$	3,185	$	3,035
Accrued expenses		11,000		10,200
Payable to broker		-		721,080
		14,185		734,315
MEMBER'S EQUITY		164,417		55,814
	$	178,602	$	790,129

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2022 and 2021

		2022		2021
REVENUE				
Fee income	$	2,105,167	$	1,929,899
EXPENSES				
Commissions		2,243,375		1,929,899
Professional fees		65,724		60,624
General and administrative		135,138		110,147
Depreciation		502		860
		2,444,739		2,101,530
NET LOSS	$	(339,572)	$	(171,631)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

YEARS ENDED DECEMBER 31, 2022 and 2021

BALANCE - JANUARY 1, 2021	$	64,361
NET LOSS		(171,631)
MEMBER CONTRIBUTIONS		163,084
BALANCE - DECEMBER 31, 2021		55,814
NET LOSS		(339,572)
MEMBER CONTRIBUTIONS		448,175
BALANCE - DECEMBER 31, 2022	$	164,417

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022 and 2021

		2022		2021
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(339,572)	$	(171,631)
Adjustments to reconcile net loss to net cash				
provided from (used in) operating activities:				
Depreciation		502		860
Noncash contributions for shared service expenses		109,967		93,084
Increase (decrease) in cash caused by changes in operating items:				
Prepaid expenses		(78)		(242)
Other receivables		-		10
Deposits		(2,452)		(269)
Accounts payable		150		3,035
Accrued expenses		800		(1,203)
Payable to broker		(721,080)		721,080
Net cash flow provided from (used in) operating activities		(951,763)		644,724
CASH FLOWS USED IN INVESTING ACTIVITIES				
Net cash flow provided from (used in) operating activities		-		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Contributions from member		338,208		70,000
Net cash flow provided from financing activities		338,208		70,000
INCREASE (DECREASE) IN CASH		(613,555)		714,724
CASH, BEGINNING OF YEAR		775,338		60,614
CASH, END OF YEAR	$	161,783	$	775,338
SUPPLEMENTAL CASH FLOW DISCLOSURE:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-
SUPPLEMENTAL NONCASH DISCLOSURE:				
Capital contributions	$	109,967	$	93,084

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

1.   ORGANIZATION AND NATURE OF BUSINESS

Business Activities

WOBD, LLC, (the Company) is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio limited liability company. The Company is a wholly-owned subsidiary of White Oak Partners, LLC (the Parent). The U.S. dollar ($) is the functional currency of the Company, and the accompanying financial statements include the accounts of the Company.

The Company was formed on July 21, 2016, with an indefinite term. The Parent is engaged primarily in sponsoring and providing certain services pursuant to the acquisition and management of market-rent multi-family rental communities, with activities concentrated in Colorado, Florida, Georgia, Maryland, Minnesota, Missouri, North Carolina, Tennessee, Texas and Pennsylvania.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company and are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash in bank accounts with balances which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Equipment is recorded at cost and is depreciated on a straight-line basis using estimated useful lives of five to ten years.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities by the Parent, and income is recognized when earned in accordance with accounting principles generally accepted in the United States.

Fee income and related commission expenses are recorded when earned, which is when the underlying equity transactions are completed, and funds are received.   The Company believes that the performance obligation is satisfied at a point in time because that is when the underlying equity transaction is identified, the amounts are agreed upon and the risks and rewards of ownership have been transferred.

Income Taxes

The income or loss of the Company is included in the consolidated federal income tax return filed by the Parent.   As such, the Company does not record income tax expense or related accruals.   The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes.   For the years ended December 31, 2022 and 2021, the Company did not have a liability for unrecognized tax benefits.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital as defined under the rule. At December 31, 2022 and 2021, the Company had net capital of $147,598 and $41,023 respectively, which were $142,598 and $36,023, respectively, in excess of its required minimum net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital at December 31, 2022 and 2021 was approximately 0.10 to 1 and 0.32 to 1, respectively, as compared to a maximum allowed ratio of 15 to 1.

4.   EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption from the requirements of Rule 15c3-3.   The Company limits its business activities exclusively to private placements and promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

5. RELATED PARTY TRANSACTIONS

The Company's related parties include the Parent and entities affiliated with the Parent. Under the terms of the shared services agreement, the Parent charges the Company a monthly fee representing an allocable share of rent, utilities, communications and office equipment, various supplies, and employee salaries. For the years ended December 31, 2022 and 2021, the Company incurred fees of $109,967 and $93,084, respectively. In lieu of payment, the Company reflects these amounts as non-cash capital contributions.

The Company's fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities and is paid by the Parent to the Company.

6. CONTINGENT LIABILITY

The Company has entered into multiple participating broker dealer agreements with a third party to provide assistance with the offer and sale of limited partnership interests in private placements. The agreements provide for a synthetic interest payment due to the participating broker dealer at the conclusion of each partnership. The amount due to the participating broker dealer is contingent upon the performance of each partnership and the final equity multiple achieved. At this time, it is not possible to estimate a range of amounts to be owed and accordingly, no liability has been recorded at December 31, 2022 in the accompanying financial statements.

7. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through February 28, 2023, the date on which the financial statements were available to be issued. There were no such events that required recognition or disclosure in the financial statements.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2022 and 2021

	2022	2021
NET CAPITAL		
TOTAL EQUITY	$ 164,417	$ 55,814
DEDUCT NON-ALLOWABLE ASSETS	(16,819)	(14,791)
NET CAPITAL	$ 147,598	$ 41,023
COMPUTATION OF NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS NET CAPITAL	$ 142,598	$ 36,023
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 14,185	$ 13,235
Net Capital less greater of 10% of total aggregate indebtedness or 120% of the Net Capital Requirement	$ 141,598	$ 35,023
Ratio: Aggregate indebtedness to net capital	0.10 to 1	0.32 to 1

Note: There are no material differences between the amounts presented above and the amounts reported on the unaudited Part IIA of Form X-17A-5 as originally filed as of December 31, 2022 and 2021.

See Report of Independent Registered Public Accounting Firm.

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WOBD, LLC
Westerville, Ohio

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) WOBD, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement offerings. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WOBD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WOBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Cincinnati, Ohio
February 28, 2023

cshco.com

WOBD, LLC's EXEMPTION REPORT

WOBD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

WOBD, LLC

I, Michael J. Menzer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO & GENERAL MANAGER

February 28, 2023